UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ESGL Holdings Limited

(Name of Issuer)

Ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G3R95P108

(CUSIP Number)

101 Tuas South Avenue 2

Singapore 637226

Tel: +65 6653 2299

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 27, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3R95P108

1. Names of Reporting Persons. Quek Leng Chuang
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,844,707
8. Shared Voting Power
9. Sole Dispositive Power 2,844,707
10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,844,707
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 7.07%(1)
14. Type of Reporting Person (See Instructions) IN

(1)	Percentage is calculated based on 40,239,419 ordinary shares issued and outstanding on October 1, 2024.

Item 1. Security and Issuer.

This amended statement of beneficial ownership on Schedule 13D (this “Statement”) relates to the ordinary shares (the “Ordinary Shares”) of ESGL Holdings Limited (the “Issuer”). The principal executive offices of the Issuer are located at 101 Tuas South Avenue 2, Singapore 637226. The Ordinary Shares are listed on the Nasdaq Global Market under the symbol “ESGL.”

Item 2. Identity and Background.

(a)	This Statement is filed by Quek Leng Chuang (the “Reporting Person”).

(b)	The business address of the Reporting Person is c/o ESGL Holdings Limited, 101 Tuas South Avenue 2, Singapore 637226.

(c)	N/A.

(d)–(e)	During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Quek Leng Chuang is a citizen of the Republic of Singapore.

Item 3. Source and Amount of Funds or Other Consideration.

As previously disclosed, on August 2, 2023 (the “Closing Date”), the Issuer consummated the business combination (the “Business Combination”) pursuant to the terms of the Merger Agreement, dated as of November 29, 2022 (the “Merger Agreement”), by and among the Issuer, Genesis Unicorn Capital Corp., a Delaware corporation, ESGH Merger Sub Corp, a Cayman Islands exempted company and wholly-owned subsidiary of Issuer, Environmental Solutions Group Holdings Limited, a Cayman Islands exempted company (“Legacy ESGL”), and certain shareholders of Legacy ESGL.

Pursuant to the terms of the Merger Agreement, upon closing of the Business Combination, 6,764,150 ordinary shares of Legacy ESGL owned by the Reporting Person were automatically cancelled and converted into 3,779,123 Ordinary Shares issued to the Reporting Person.

References to and descriptions of the Merger Agreement herein are qualified in their entirety by reference to the Merger Agreement filed as Exhibit 2 to this Statement and incorporated herein by reference.

On November 20, 2023, the Reporting Person purchased an aggregate of 191,348 Ordinary Shares from an existing shareholder at a price of $0.50 per share for a total amount of $95,674 (the “2023 Share Purchase”).

On September 25, 2024, the Reporting Person entered into a Share Purchase Agreement (the “2024 Share Purchase Agreement”) dated September 25, 2024. Pursuant to the Share Purchase Agreement, the Reporting Person sold an aggregate of 1,125,764 Ordinary Shares to an existing shareholder at a price of $1.88 per share for a total amount of $2,116,436 (the “2024 Share Transfer”). The 2024 Share Transfer was completed on September 27, 2024.

Item 4. Purpose of Transaction.

The information regarding the Business Combination and the Share Purchase set forth in Item 3 above is incorporated into this Item 4 by reference. All of the Ordinary Shares beneficially owned by the Reporting Person, as reported in this Statement, were received in connection with the Business Combination, the 2023 Share Purchase, and the 2024 Share Transfer.

Quek Leng Chuang serves as Chief Executive Officer and Chairman of the Issuer, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Statement, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Person, at any time, and from time to time, may review, reconsider and change his position and/or change his purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

Item 5. Interest in Securities of the Issuer.

(a) - (b)	The responses of the Reporting Person with respect to Rows 11 and 13 on the cover pages of this Statement that relate to the aggregate number and percentage of Ordinary Shares (including, but not limited to, footnotes to such information) are incorporated herein by reference.

The responses of the Reporting Person with respect to Rows 7, 8, 9, and 10 of the cover pages of this Statement that relate to the number of Ordinary Shares as to which the Reporting Person referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including, but not limited to, footnotes to such information) are incorporated herein by reference.

(c)	Except as set forth in this Statement, the Reporting Person has not, to the best of their knowledge, engaged in any transaction with respect to the Issuer’s Ordinary Shares during the sixty days prior to the date of filing this Statement.

(d)	Except as described in Item 3, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s Ordinary Shares beneficially owned by the Reporting Person as reported in this Statement.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The description of the Merger Agreement under Item 3 is incorporated herein by reference and is qualified in its entirety by reference to the Merger Agreement filed as Exhibit 1 to this Statement.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person named in Item 2 above or between such Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1	Merger Agreement dated November 29, 2022, by and between Genesis Unicorn Capital Corp., ESGL Holdings Limited, ESGH Merger Sub Corp., Environmental Solutions Group Holdings Limited and the Shareholder Representative (incorporated by reference to Exhibit 2.1 to the current report on Form 8-K filed by Genesis Unicorn Capital Corp. with the SEC on November 30, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2024

/s/ Quek Leng Chuang
Quek Leng Chuang